Filed Pursuant to Rule 424(b)(5)
Registration No. 333-155411

P R O S P E C T U S    S U P P L E M E N T
(To prospectus dated December 1, 2008)

38,940 Shares
CEDAR SHOPPING CENTERS, INC.
Common Stock

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We are offering 38,940 shares of our common stock.  See “Plan of Distribution.”

Our common stock is listed on the New York Stock Exchange under the symbol “CDR.”  The last reported sale price for the common stock on May 4, 2011 was $5.70 per share.

Investing in our common stock involves risks that are referenced in the “Risk Factors” section on page S-1.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 9, 2011.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus.  We have not authorized anyone to provide you with different information.  We are not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus supplement.

RISK FACTORS

An investment in our common stock involves certain risks, including the risk factors discussed in the accompanying prospectus, in our annual report on Form 10-K for the year ended December 31, 2010 and in any subsequently filed periodic reports that are incorporated by reference in the accompanying prospectus.

USE OF PROCEEDS

We estimate that the net proceeds of this offering will be approximately $225,000.  We will contribute the net proceeds from this offering to our operating partnership, which presently intends to use substantially all the net proceeds from this offering to repay amounts outstanding under our secured revolving stabilized property credit facility.  We have a $185 million secured revolving stabilized property credit facility with Bank of America, N.A. (as agent) and several other banks, pursuant to which we have pledged certain of our shopping center properties as collateral for borrowings thereunder.  The facility, as amended, has a maturity date of January 30, 2012, with a one-year extension at our option, subject to continued compliance with loan covenants.  The facility has an accordion feature permitting expansion to $400 million, subject to collateral and lending commitments.  Borrowings outstanding under this facility aggregated approximately $29.5 million at December 31, 2010, and such borrowings bore interest at an average rate of 5.5% per annum.  Borrowings under the facility bear interest at LIBOR, plus 350 basis points (“bps”), with a 200 bps LIBOR floor.  The facility also requires an unused portion fee of 50 bps.  Our secured revolving stabilized property credit facility has been used to fund acquisitions, development and redevelopment activities, capital expenditures, mortgage repayments, dividend distributions, working capital and other general corporate purposes.  After repayment, we expect to borrow from time to time under this credit facility to provide funds for the acquisition of additional properties, redevelopment or development of existing or new properties and for general working capital and other corporate purposes.

THE COMPANY

We were organized in 1984 and elected to be taxed as a real estate investment trust, or REIT, in 1986. We are a fully integrated, self-administered and self-managed REIT.  We focus primarily on the ownership, operation, development and redevelopment of “bread and butter”® supermarket-anchored shopping centers predominantly in mid-Atlantic and Northeast coastal states.  As of December 31, 2010, we owned and managed (both wholly-owned and in joint venure) a portfolio of 115 operating properties totaling approximately 14.5 million square feet of gross leasable area.

We conduct our business through our operating partnership, Cedar Shopping Centers Partnership, L.P., which owns (either directly or through subsidiaries) substantially all of our assets. At December 31, 2010, we owned a 97.9% economic interest in, and are the sole general partner of, the operating partnership.

Our principal executive offices are located at 44 South Bayles Avenue, Port Washington, NY 11050, our telephone number is (516) 767-6492 and our website address is www.cedarshoppingcenters.com.  The information contained on our website is not part of this prospectus supplement or the accompanying prospectus and is not incorporated in this prospectus supplement or the accompanying prospectus by reference.

In this prospectus supplement, the terms “we”, “us” and “our” include Cedar Shopping Centers, Inc., Cedar Shopping Centers Partnership, L.P. and their consolidated subsidiaries.

PLAN OF DISTRIBUTION

We are selling shares of common stock to various defendants in the lawsuit described below.  The number of shares sold was determined by dividing $225,000 by the average of the closing prices of our common stock for the ten trading days immediately prior to May 3, 2011.

In 2002, the Company commenced lawsuits against the sellers of three shopping centers in Pennsylvania and New Jersey that the Company purchased in 2001 alleging fraudulent misrepresentations made to the Company regarding the net operating income, tenants and rent rolls at these three shopping centers.  After a trial in 2006, and after appeals, the Company was awarded a judgment in its favor of approximately $2.27 million.  In an effort to collect the judgment, in 2009 the Company sued the owners of the sellers.  The Company has settled with certain of the owners.  As part of the settlement, the owners agreed to pay $225,000 in cash to the Company and to purchase from the Company $225,000 of shares of the Company’s common stock.  The Company is issuing such stock to such owners (the “Owners”) pursuant to this prospectus supplement.

The shares sold to the Owners covered by this Prospectus Supplement may be offered and sold from time to time by the Owners.  Each Owner will act independently of the Company in making decisions with respect to the timing, manner and size of each sale.  These sales may be made at a fixed price or prices, which may be changed or at prices on the New York Stock Exchange and under terms then prevailing or at prices related to the then current market price.  Sales may also be made in negotiated transactions at negotiated prices, including pursuant to one or more of the following methods:

•	on the New York Stock Exchange or any exchange or market on which shares of the Company’s common stock are listed or quoted;

•	in ordinary brokerage transactions in which the broker solicits purchases;

•	in privately negotiated transactions;

•	for settlement of short sales, or through long sales, options or hedging transactions involving cross or block trades;

•	by pledge to secure debts and other obligations;

•
in block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as a principal to facilitate the transactions;

•	in purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;

•	sales “at the market” to or through a market maker or into an existing trading market, or an exchange or otherwise, for the shares;

•	through a combination of any of these transactions; or

•	in any other method permitted pursuant to applicable law.

The Owners may use broker-dealers to sell its shares of the Company’s common stock.  In connection with such sales the broker-dealers may either receive discounts, concessions or commissions from the Owners, or they may receive commissions from purchasers of shares of the Company’s common stock for whom they acted as agents.  In order to comply with the securities laws of certain states, the Owners may sell their shares of the Company’s common stock only through registered or licensed broker-dealers.

The Owners and any agents or broker-dealers that the Owners use to sell their shares of the Company’s common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 (the “Securities Act”) and may be subject to the prospectus delivery requirements of the Securities Act.  In addition, they may have liability as underwriters under the Securities Act.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Stroock & Stroock & Lavan LLP of New York, New York.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference our documents listed below which were filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

•	Annual Report on Form 10-K for the year ended December 31, 2010;

•	Definitive proxy statement dated April 25, 2011.

We also incorporate by reference each of the following documents that we file with the SEC after the date of this prospectus supplement but before the end of the offering:

•	Reports filed under Sections 13(a) and (c) of the Exchange Act;

•	Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders’ meeting; and

•	Any reports filed under Section 15(d) of the Exchange Act.

You may request copies of the filings, at no cost, by telephone at (516) 767-6492 or by mail at: Cedar Shopping Centers, Inc., 44 South Bayles Avenue, Port Washington, New York 11050, Attention: Investor Relations.

WHERE YOU CAN FIND MORE INFORMATION

You may read and copy any material that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also access our SEC filings over the Internet at the SEC’s website at http://www.sec.gov.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Such forward-looking statements include, without limitation, statements containing the words “anticipates”, “believes”, “expects”, “intends”, “future”, and words of similar import which express the Company’s beliefs, expectations or intentions regarding future performance or future events or trends.  While forward-looking statements reflect good faith beliefs, expectations or intentions, they are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements as a result of factors outside of the Company’s control.  Certain factors that might cause such differences include, but are not limited to, the following: real estate investment considerations, such as the effect of economic and other conditions in general and in the Company’s market areas in particular; the financial viability of the Company’s tenants (including an inability to pay rent, filing for bankruptcy protection, closing stores and/or vacating the premises); the continuing availability of acquisition, development and redevelopment opportunities, on favorable terms; the availability of equity and debt capital (including the availability of construction financing) in the public and private markets; the availability of suitable joint venture partners and potential purchasers of the Company’s properties if offered for sale; changes in interest rates; the fact that returns from acquisition, development and redevelopment activities may not be at expected levels or at expected times; risks inherent in ongoing development and redevelopment projects including, but not limited to, costs overruns resulting from weather delays, changes in the nature and scope of development and redevelopment efforts, changes in governmental regulations relating thereto, and market factors involved in the pricing of material and labor; the need to renew leases or re-let space upon the expiration or termination of current leases and incur applicable required replacement costs; and the financial flexibility to repay or refinance debt obligations when due and to fund tenant improvements and capital expenditures.  For more information regarding risks that may cause our actual results to differ materially from any forward-looking statements, please see the discussion under “Risk Factors” contained in the accompanying prospectus and the other information contained in our publicly available filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2010.  We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to forward-looking statements, whether as a result of new information, future events or otherwise.